# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AB Private Lending Fund, CIK 0001982701
CUSIP: 00254B306
Title of class of securities: Class I common shares of beneficial interest
Address of issuer's principal executive offices: 405 COLORADO STREET, 405 COLORADO STREET, AUSTIN, Texas (TX), 78701
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001532155-25-000164
Filed by CIK 0001109448

## Reporting persons
- ALLIANCEBERNSTEIN L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 740,289; sole dispositive power 0; shared dispositive power 740,289; aggregate amount beneficially owned 740,289 (11.2% of the class)
- AllianceBernstein International LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 421,579.5; sole dispositive power 0; shared dispositive power 421,579.5; aggregate amount beneficially owned 421,579.5 (6.4% of the class)
- AllianceBernstein Corporation of Delaware: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 421,579.5; sole dispositive power 0; shared dispositive power 421,579.5; aggregate amount beneficially owned 421,579.5 (6.4% of the class)
- AllianceBernstein Holdings (Cayman) Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 421,579.5; sole dispositive power 0; shared dispositive power 421,579.5; aggregate amount beneficially owned 421,579.5 (6.4% of the class)
- AllianceBernstein Preferred Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 387,186.5; sole dispositive power 0; shared dispositive power 387,186.5; aggregate amount beneficially owned 387,186.5 (5.9% of the class)
- Alliance Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 141,809.1; sole dispositive power 0; shared dispositive power 141,809.1; aggregate amount beneficially owned 141,809.1 (2.1% of the class)
- AB Private Credit Investors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 141,809.1; sole dispositive power 0; shared dispositive power 141,809.1; aggregate amount beneficially owned 141,809.1 (2.1% of the class)

## Item 1. Issuer
Name of issuer: AB Private Lending Fund
Address of issuer's principal executive offices: 405 COLORADO STREET, 405 COLORADO STREET, AUSTIN, TEXAS, 78701.

## Item 2. Person Filing
Name of person filing:
This statement on Schedule 13G is being filed jointly by AllianceBernstein L.P., AllianceBernstein International LLC, AllianceBernstein Corporation of Delaware, AllianceBernstein Holdings Cayman Ltd., AllianceBernstein Preferred Limited, Alliance Capital Management LLC and AB Private Credit Investors LLC pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended the Exchange Act, as separate persons and not as members of a group.

AllianceBernstein Preferred Limited is ultimately a wholly-owned subsidiary of AllianceBernstein L.P. through a chain of wholly-owned subsidiaries: AllianceBernstein Holdings (Cayman) Ltd., AllianceBernstein Corporation of Delaware and AllianceBernstein International LLC.

AB Private Credit Investors LLC is a wholly-owned subsidiary of Alliance Capital Management LLC, which is a wholly-owned subsidiary of AllianceBernstein L.P.
Address of principal business office or, if none, residence:
AllianceBernstein L.P.

AllianceBernstein L.P., a Delaware limited partnership, has its principal business office at 501 Commerce St, Nashville, Tennessee 37203

AllianceBernstein International LLC

AllianceBernstein International, a Delaware limited liability company, has its principal business office at 501 Commerce St, Nashville, Tennessee 37203

AllianceBernstein Corporation of Delaware

AllianceBernstein Corporation of Delaware, a Delaware corporation, has its principal business office at 501 Commerce St, Nashville, Tennessee 37203

AllianceBernstein Holdings (Cayman) Ltd.

AllianceBernstein Holdings (Cayman) Ltd., a Cayman Island corporation, has its principal business office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

AllianceBernstein Preferred Limited

AllianceBernstein Preferred Limited, a United Kingdom corporation, has its principal business office is located at 60 London Wall, London, England

Alliance Capital Management LLC

Alliance Capital Management LLC, a Delaware limited liability company, has its principal business office at 501 Commerce St, Nashville, Tennessee 37203.

AB Private Credit Investors LLC

AB Private Credit Investors LLC, a Delaware limited liability company, has its principal business office at 405 Colorado Street, Suite 1500, Austin, Texas 78701.

All media outlets, please contact Carly Symington (629-213-5568) with any questions.
Citizenship:
AllianceBernstein L.P.
Delaware

AllianceBernstein International LLC
Delaware

AllianceBernstein Corporation of Delaware
Delaware

AllianceBernstein Holdings (Cayman) Ltd.
Cayman Islands

AllianceBernstein Preferred Limited
United Kingdom

Alliance Capital Management LLC
Delaware

AB Private Credit Investors LLC
Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 740,289 shares, of which 318,709.5 shares were acquired solely for investment purposes on behalf of client discretionary investment advisory accounts.
Percent of class: 11.2% based upon 6,604,286.4 Class I Shares outstanding as of June 30, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 740,289
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 740,289

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ALLIANCEBERNSTEIN L.P.: Marcus Edwards, AVP/ Senior Compliance Officer (08/14/2026)
- AllianceBernstein International LLC: Marcus Edwards, AVP/ Senior Compliance Officer (08/14/2026)
- AllianceBernstein Corporation of Delaware: Marcus Edwards, AVP/ Senior Compliance Officer (08/14/2026)
- AllianceBernstein Holdings (Cayman) Ltd: Marcus Edwards, AVP/ Senior Compliance Officer (08/14/2026)
- AllianceBernstein Preferred Limited: Marcus Edwards, AVP/ Senior Compliance Officer (08/14/2026)
- Alliance Capital Management LLC: Marcus Edwards, AVP/ Senior Compliance Officer (08/14/2026)
- AB Private Credit Investors LLC: Marcus Edwards, AVP/ Senior Compliance Officer (08/14/2026)